Exhibit 6.13

SPONSORSHIP AGREEMENT

THIS SPONSORSHIP AGREEMENT (“Agreement”) is made and entered into this 1st day of July, 2023 (“Effective Date”) between Tony Stewart Racing Nitro, LLC, d/b/a TSR NITRO (“Team”), and American Rebel Holdings, Inc. (“Sponsor”).

WHEREAS, Team owns and operates a Funny Car Team competing full time with the NHRA (“Funny Car Team”)

WHEREAS, Sponsor desires to enter into a sponsorship agreement with Funny Car Team and driver (“Driver”), Matt Hagan.

WHEREAS, Sponsor, who manufactures and markets gun safes, desires to enter into an agreement under which Team will provide certain promotions rights to Sponsor in exchange for the Sponsorship Fee (hereinafter defined).

NOW, THEREFORE, in consideration of the mutual promises contained herein and the mutual benefits to be derived there from, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Sponsorship. In consideration of the Sponsorship Fees contained herein, during the Term, Sponsor shall receive the benefits (“Sponsorship Benefits”) set forth on Exhibit A, attached hereto and incorporated herein.

2.	Term: Subject to earlier termination as provided herein, the term of this Agreement shall commence as of the Effective Date and shall continue through December 31, 2023 (“Term”). This agreement shall automatically renew thru July 31, 2025 (or after ten (10) 2025 season races, whichever comes first) unless Team elects in writing to terminate following the 2023 season. Election must be made on or before December 31, 2023.

3.	Sponsorship Fee. In consideration of the Sponsorship Benefits, Sponsor shall compensate Team four-hundred thousand United States dollars ($400,000 USD) for 2023 and four-hundred thousand United States dollars ($400,000 USD) for 2024 per the schedule below:

August 1, 2023:	$100,000
October 1, 2023:	$100,000

January 1, 2024:	$100,000
April 1, 2024:	$100,000
July 1, 2024:	$100,000
October 1, 2024:	$100,000

January 1, 2025	$100,000
April 1, 2025	$100,000

4.	Category Exclusivity. Sponsor shall be exclusive in relation to the gun safe category and designated the “Official Gun Safe Supplier of “Tony Stewart Racing Nitro”.

5.	Intellectual Property. The licenses granted in this Section 5 are solely for advertising and promotion; the procedure for Licensed Products sales and distribution of Premiums are detailed in Section 6 below.

a.	License to Use Team Marks. Team hereby grants Sponsor a non-exclusive and non-transferable license to use the Team Marks, on a royalty-free basis, for the purpose of promoting Sponsor’s sponsorship of the in advertising, promotional activities or materials. For purposes of this Agreement, the term “Team Marks” will mean the trademarks, service marks, tradenames, copyrights, logos, slogans and other identifying symbols and indicia of the Team. Notwithstanding anything to the contrary herein, the Team Marks will remain the property of the Team. All use of Team Marks by Sponsor must be pre-approved by Team.

b.	License to Use Sponsor Marks. Sponsor hereby grants Team a non-exclusive and non-transferable license to use the Sponsor Marks (as defined below), on a royalty-free basis, for the purpose of promoting Sponsor’s sponsorship of the Team in advertising. For purposes of this Agreement, the term “Sponsor’s Marks” will mean those Sponsor trademarks, service marks, tradenames, copyrights, logos, slogans and other identifying symbols and indicia, which are owned by the Sponsor. Notwithstanding anything to the contrary herein, the Sponsor’s Marks will remain the property of the Sponsor. All uses of Sponsor’s Marks in connection with the Team will be in the form and format specified by the Sponsor. Team will not use the Sponsor’s Marks without the prior, express, written consent of the Sponsor. Notwithstanding the foregoing, Team will not use Sponsor’s Marks in a manner that would impair the validity or enforceability of Sponsor’s Marks, harm the reputation of the Sponsor, or in any way disparage or dilute Sponsor’s Marks. Team recognizes the goodwill attached to the Sponsor’s Marks belonging to the Sponsor and agrees that it shall not use the Sponsor’s Marks in such a manner that confusion may arise in the public mind as to the products or services for which the license being set forth herein is being granted. All uses of Sponsor’s Marks by Team will inure to the sole benefit of Sponsor. Upon expiration or termination of this Agreement for any reason, Team will immediately cease any and all use of Sponsor’s Marks and will destroy or return to Sponsor all material in its possession which contain any of Sponsor’s Marks.

c.	Notwithstanding the preceding, with respect to Team Promotions, Sponsor’s review and approval will be limited to the use of the Sponsor Marks and Sponsor will not undertake to review and approve or endorse any Team Promotion. Sponsor expressly disclaims any approval or endorsement of Team Promotions.

6.	Licensed Products & Premiums. Only licensees party to a written license agreement with Team are authorized to create Licensed Products. For purposes of this Agreement, the term “Licensed Products” shall mean goods, services and other products (e.g., souvenir and novelty items, apparel, toys and replica die-casts) displaying Sponsor Marks with Team Marks.

a.	Sponsor Trademarks on Licensed Products. Sponsor hereby grants Team the exclusive right during the Term and for 180 days thereafter to license, sublicense, advertise, promote, manufacture, distribute and sell Licensed Products. Other than Sponsor Trademarks or any modifications, deviations therefrom, all artwork and designs created by the Team or its licensees and used in combination with the Team Trademarks are the property of Team.

b.	Territory & Royalties. The territory for the licenses granted in Sections 5 and 6 is all the countries of the world. Sponsor will not receive royalties or other consideration from the sale of Licensed Products, other goods or any other licenses granted herein.

7.	Confidentiality. Either party may disclose or make available (the “Disclosing Party”) to the other party (the “Receiving Party”), whether orally or in physical form, confidential or proprietary information concerning the Disclosing Party and/or its business, products, services, marketing, promotional or technical information in connection with this Agreement (collectively, the “Confidential Information”). During the Term, except as otherwise required by applicable law, each party and their respective agents, employees, and representatives agree that: (a) it will use the Confidential Information of the Disclosing Party solely for the purpose(s) of this Agreement; and (b) it will not disclose in any way any terms of this Agreement to any third party (other than the Receiving Party’s employees and/or professional advisors on a need-to-know basis who are bound by obligations of nondisclosure and whose limited use is at least as stringent as those contained herein) without first obtaining the Disclosing Party’s written consent. For purposes hereof, Confidential Information will not include information: (a) which was previously known to Receiving Party; (b) which was acquired by Receiving Party from a third party which was not, to the Receiving Party’s knowledge, under an obligation to Disclosing Party not to disclose such information; (c) which is or becomes publicly available through no breach by Receiving Party of this Agreement; or (d) which Disclosing Party gave written permission to Receiving Party for disclosure.

The Receiving Party will protect the Confidential Information in the same manner that it protects the confidentiality of its own proprietary and confidential information and materials of like kind, but in no event less than a reasonable standard of care. When applicable, the Receiving Party will take any steps required to avoid inadvertent disclosure of materials in its possession. The Receiving Party is responsible for any breach of the confidentiality provisions of this Agreement by its employees and/or professional advisors. In the event the Receiving Party receives a subpoena or other validly issued administrative or judicial process demanding the Confidential Information, the Receiving Party will give the Disclosing Party prompt written notice of any disclosure of the Agreement terms that, in the opinion of its counsel, appears to be required by law, so that the Disclosing Party may assert any defenses to disclosure that may be available. Upon request by the Disclosing Party, the Receiving Party will return all copies of any Confidential Information to the Disclosing Party. Confidential Information disclosed by the Disclosing Party to the Receiving Party will at all times remain the property of the Disclosing Party. No license under any trade secrets, copyrights, or other rights is granted under this Agreement or by any disclosure of Confidential Information under this Agreement. For Confidential Information that does not constitute “trade secrets” under applicable law, these confidentiality obligations will expire three (3) years after the termination of expiration of this Agreement.

8.	Termination.

a.	Either party may terminate this Agreement in the event of a material breach by other party within a period of thirty (30) calendar days after receipt of written notice specifying the breach, if the breach is not cured within such thirty (30) day time period. If Team has committed or permitted a material breach and Sponsor terminates this Agreement, then Team (i) shall refund to Sponsor the pro-rata portion of Sponsorship Fees paid by Sponsor prior to the date of termination in the respective year in which the Team has committed or permitted a material breach; pro-rata portion shall be dictated by the number of events on Team’s schedule in the respective year that have occurred and the number of events that have not occurred when the Team committed or permitted a material breach; refund of Sponsorship Fees are only applicable to those events that have not occurred when the Team committed or permitted a material breach.

b.	Either party may terminate this Agreement immediately upon notice to the other party in the event the other party makes an assignment for the benefit of creditors, files an involuntary petition in bankruptcy or is adjudicated bankrupt or insolvent, has a receiver appointed for any portion of its business or property, or has a trustee in bankruptcy or trustee in insolvency appointed for it under federal or state law.

9.	Non-Disparagement. “Negative Behavior” shall mean any action or statement by Team that brings Team into public disrespect, contempt, scandal or ridicule, or that shocks or offends the community or any group or class thereof, or that reflects unfavorably on Sponsor or that reduces the commercial value of the Sponsor’s association with the Team. Team represents that there is no past Negative Behavior that would damage or embarrass Sponsor if made public and during the Term, Team will not engage in any Negative Behavior that would damage or embarrass Sponsor. Team warrants that it shall render the Event required under this Agreement in a competent and professional manner to the best of its abilities and shall comply with all of the reasonable direction of Team in connection with the performance of the Event required under this Agreement. Team warrants that it shall report promptly for the Event and that it will generally comport at all times in accordance with the highest standards of conduct and behavior.

10.	No Partnership or Agency. Nothing in this Agreement shall be deemed to create any partnership, joint venture, joint enterprise or agency relationship among the parties, and no party shall have the right to enter into contracts on behalf of, to legally bind, to incur debt on behalf of, or to otherwise incur any liability or obligation on behalf of, the other party hereto, in the absence of a separate writing, executed by an authorized representative of the other party, specifically authorizing such action.

11.	Indemnification.

a.	Team will defend Sponsor against all third party claims, and indemnify Sponsor for all losses and expenses (including reasonable attorney’s fees) arising in any way from: (a) the acts or omissions of Team, its employees, or agents in their performance of this Agreement; (b) any claims arising from personal injury or death at the Event; or (c) any claims that the Team Marks infringe a third party’s intellectual property right, as long as the Team Marks have been used in the manner provided or approved by Team.

b.	Sponsor will defend Team against all third party claims, and indemnify Team for all losses and expenses (including reasonable attorney’s fees) arising in any way from: (a) the negligence or willful misconduct of Sponsor, its employees, or agents in their performance of this Agreement; or (b) any claims that Sponsor’s Marks infringe a third party’s intellectual property rights, as long as the Sponsor’s Marks have been used in the manner approved by Sponsor.

c.	Whenever any party entitled to indemnification under this Agreement (the “Indemnified Party”) receives notice of any potential claim that might be subject to indemnification, that party will promptly notify the party obligated to indemnify (the “Indemnifying Party”). The Indemnifying Party will assume the defense of the claim through counsel designated by it and reasonably acceptable to the Indemnified Party. The Indemnifying Party will not settle or compromise any claim, or consent to the entry of any judgment, without written consent of the Indemnified Party, which will not be reasonably withheld. The Indemnified Party and its affiliates, employees, and representatives will cooperate with the Indemnifying Party in the defense of a claim. If the Indemnifying Party fails to assume the defense of the claim as soon as reasonably possible, and in any event, before the earlier of twenty (20) days after receiving notice of the claim or five (5) days before the date that an answer to a complaint (or its equivalent) is due, then the Indemnified Party may settle the claim on behalf of and at the risk and expense of the Indemnified Party.

12.	Insurance. During the Term of this Agreement, Team shall maintain the insurance coverage in line with industry standards.

13.	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Indiana, without regard to its conflict of law principles.

14.	Representations and Warranties. Each party represents, warrants, and covenants that: (a) it has full power and authority (including full corporate power and authority) to enter into this Agreement and to execute and deliver this Agreement and perform its obligations hereunder; (b) it is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; (c) it has not entered into, and during the Term will not enter into, any agreement that would prevent it from complying with this Agreement; (d) neither the execution nor performance of this Agreement will conflict with, result in a breach of, or constitute a default under any contract, license, sublicense, franchise, permit, or agreement to which any party hereto is a party or by which is bound; and (e) neither the execution nor performance of this Agreement will knowingly violate any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court to which such party is subject to or any provision of the charters or bylaws of such party.

15.	Release, Discharge or Waiver. A party’s release, discharge, or waiver of any of this Agreement’s terms or conditions is effective only if in writing and signed by that party. A party’s specific waiver does not constitute a waiver by that party of any earlier, concurrent or later breach or default. No waiver occurs if a party either fails to insist on strict performance of this Agreement’s terms or pays or accepts money under this Agreement with knowledge of a breach.

16.	Force Majeure. Any delay in or failure by either party in performance of this Agreement shall be excused if and to the extent such delay or failure is caused by occurrences beyond the control of the affected party including, but not limited to, decrees or restraints of Government, acts of God, strikes, work stoppage or other labor disturbances, war or sabotage (each being a “Force Majeure Event”). The affected party will promptly notify the other party upon becoming aware that any Force Majeure has occurred or is likely to occur and will use its best efforts to minimize any resulting delay in or interference with the performance of its obligations under this Agreement.

17.	Notices. Any notice or report required under this Agreement will be given in writing by personal delivery, by certified or registered mail, return receipt requested, or by overnight courier, directed to the address of the party given below or to such other address as may be substituted by notice to the other party. All notices will be effective upon receipt.

If to Team

Tony Stewart Racing Nitro, LLC

438 Southpoint Circle

Brownsburg, IN 46112

If to Sponsor:

American Rebel Holdings, Inc.

909 18th Avenue S, Suite A

Nashville, TN 37212

18.	No Assignment. This Agreement may not be assigned by any of the parties without the prior written consent of the other parties. Any assignment made in violation of this paragraph is void. Nonetheless, Sponsor may assign all or part of Sponsor’s rights and obligations under this Agreement to any of Sponsor’s subsidiaries.

19.	No Intended Beneficiaries. Nothing in this Agreement is intended to inure to the benefit of any third party.

20.	Severability. If any term or provision of this Agreement is held by a court of competent jurisdiction to be indefinite, invalid, void or otherwise unenforceable, the remaining provisions will nevertheless continue in full force and effect.

21.	Headings. All headings are for reference purposes only and will not affect the meaning or interpretation of this Agreement in any way.

22.	Counterparts. This Agreement may be executed in two or more counterparts.

23.	Survival. The paragraphs of this Agreement that by their nature are intended to survive its expiration or termination, including, but not limited to, payment, confidentiality, indemnification, insurance, governing law, representations and warranties, and survival shall survive the expiration or any termination of this Agreement.

24.	Entire Agreement. This Agreement and the attached exhibits and schedules constitute the entire agreement between Team and Sponsor and supersede all prior agreements, understandings and representations relating to the subject matter. This Agreement may only be amended, modified or supplemented by a written agreement signed by all parties.

IN WITNESS WHEREOF, the parties have executed this Agreement by their duly authorized representatives as of the date indicated below:

Team:	Sponsor:

TONY STEWART RACING NITRO, LLC	AMERICAN REBEL HOLDINGS, INC.

By:	/s/ Jared Frood	By:	/s/ Charles A Ross Jr
Print:	JARED FROOD	Print:	Charles A Ross Jr
Title:	COO	Title:	CEO
Date:	8/1/23	Date:	8/1/23

EXHIBIT A

Sponsorship Benefits
Driver	TSR Funny Car Driver - Matt Hagan
At-Track Meet & Greets	As reasonably needed with Matt Hagan and team owner, Tony Stewart
Primary Car Branding	2 Primary Paint Schemes on Matt’s Funny Car entry (2023 - Topeka & St. Louis) (2024 - TBD)
Primary Branding on Firesuit	Primary branding on Matt Hagan’s firesuit (center chest, arms, legs, neck, back)
Funny Car Associate Car Branding	Associate location on TSR Funny Car for remaining 2023 events; full season 2024
Associate Branding on Firesuit	Associate branding on Matt Hagan’s firesuit (sleeve) - remaining events 2023, full season 2024
Funny Car Crew Shirts	Primary branding on Funny Car team during primary races
Team Marketing Rights	Full Rights to the American Rebel Funny Car primary entry
Social Media	To be agreed upon social posts via Matt and TSR social platforms
Driver Rights	To be agreed upon rights to Matt Hagan (organic content)
Additional TSR assets	Branding on TSR Nitro website
General Admission & Hospitality Passes	20 one day passes (includes hospitality and general admission)
Additional Tickets/Hospitality	Available at $200/person/day
Category Exclusivity	Gun Safes

*Associate branding elements will continue for the first 10 races of 2025 season